

Mail Stop 3720

September 15, 2015

Mr. Allan Rimland
President and Chief Financial Officer
Adcare Health Systems, Inc.
Two Buckhead Plaza
3050 Peachtree Road NW
Suite 355
Atlanta, GA 30305

> **Re: Adcare Health Systems, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
> **Filed August 13, 2015**
> **File No. 001-33135**

Dear Mr. Rimland:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Description of Business, page 80
Intangible Assets and Goodwill, page 84
Note 6. Intangible Assets and Goodwill, page 92

1.   We note that separable bed licenses (indefinite lived intangible assets) and goodwill balances were $2.5 million and $4.2 million, respectively, for 2014 and 2013. Per your strategic plan, you will transition from an owner/ manager/ operator of skilled nursing and assisted living facilities to a healthcare property holding and leasing company.

Please tell us the following:

- How you considered the impact of such business restructuring on the recoverability of separable bed licenses (indefinite lived intangible assets) and goodwill when you performed your annual impairment test during the fourth quarter of 2014. We note that you had acquired such assets and goodwill under your prior business model;

- Why you have not allocated goodwill to discontinued operations; and

- Whether you expect to continue operating health care facilities in states where the bed licenses are non-transferable (not separable from the facilities) or what your continuing involvement will be with the third party operator/ sublessee. Include in your response, the nature of your involvement in maintaining the bed licenses that are required to operate the related facilities that you have sublet. We note that the change in carrying amount ($33 million at 2014) arose primarily from amortization and that there was no significant allocation to discontinued operations.

Form 10-Q for Fiscal Quarter Ended June 30 2015

Cash Requirements, page 13
Liquidity and Capital Resources, page 44

2.   We note that you have approximately $55 million of debt maturities due between 2015 and 2016 as presented on pages 20 and 21. You disclose that you "routinely have ongoing discussions with existing and potential new lenders to refinance current debt on a longer term basis." Considering your limited borrowing capacity in your line of credit facilities and your non-compliance with debt covenants related to other credit instruments, please explain in greater detail how you expect to refinance your debt under favorable terms or expand borrowing arrangements with certain lenders. If, based on your recent actions, you are more likely to rely on private placements of preferred stock in the future, please address your ability to continue paying dividends on both common and preferred shares in addition to your debt obligations as they come due.

Leased and Subleased Facilities to Third-Party Operators, page 48

3.   We note the significant difference between your future minimum lease receivables under your subleases and your future minimum lease payments under your Master Lease as presented hereunder. Please tell us whether your future minimum lease receivables include any consideration other than sublease of the facilities (i.e., profit-sharing or shared services). If so, tell us the nature of the consideration. Additionally, disclose any rents assigned to certain of your lenders if included in such receivables. We note your disclosure on page 23.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications